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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER

8- 4335...

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2003___ AND ENDING 12/31/2003
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reid and Associates, LLC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

209 Wolf Road

(No. and Street)

Albany   NY   12205

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Robert B. Reid   (518) 458-7445

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grogan & Stufflebeam CPAs LLP

                                    (Name – if individual, state last, first, middle name)
678 Troy-Schenectdy Road   Latham   NY   12110

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

RECEIVED
FEB 2 3 2004
WASH. D.C. 181



PROCESSED
MAR 19 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Robert B. Reid_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Reid and Associates, LLC._____ , as

of _____December 31_____, 20 03_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

JOHN C. PIERCE
Notary Public
State of New York
County of Albany
Reg. No. 4981569
Commission Expires 5-13-07

Signature

Principal
Title

Carter C. Pierce 2-18-04 # 498 1569
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REID AND ASSOCIATES, L.L.C.

(S.E.C. ID No. 8-43350)

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2003

_____

AND OPINION OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

AND SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

TABLE OF CONTENTS

	Pages
Annual Audited Report, Form X-17A-5, Part III - Facing Page	1
Oath or Affirmation	2
Independent Auditors' Report	3
Statements of Financial Condition	4
Independent Auditors' Report on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5	5 - 6

MARY W. GROGAN, CPA
RICHARD A. STUFFLEBEAM, CPA

EDWARD MONDORE, CPA
PATRICK MARTIN, CPA
RUTH R. WARREN, CPA
CHARLES JESEO

GROGAN & STUFFLEBEAM, LLP
CERTIFIED PUBLIC ACCOUNTANTS

678 TROY-SCHENECTADY ROAD
LATHAM, NEW YORK 12110

TELEPHONE (518)785-5050
FAX   (518)785-5051

INDEPENDENT AUDITORS' REPORT

To the Members
Reid and Associates, LLC.
Albany, New York

We have audited the accompanying statement of financial condition of Reid and Associates, LLC., as of December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Reid and Associates, LLC., as of December 31, 2002, were audited by other auditors whose report dated January 30, 2003, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reid and Associates, LLC., as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Furthermore, it is our opinion that the assessments paid to the Securities Investor Protection Corporation were determined fairly and in accordance with applicable instructions and forms.

Grogan & Stufflebeam CPAs, LLP

January 23, 2004

REID AND ASSOCIATES, LLC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31,	
	2003	2002
CURRENT ASSETS		
Cash and cash equivalents - Notes 1 and 2	$ 45,471	$ 33,759
Commissions receivable	24,783	10,259
Securities owned - marketable, at market value - Note 3	200,496	198,103
Deposits	-	200
Prepaid expenses	4,933	1,582
Total current assets	275,683	243,903
FIXED ASSETS - Note 4		
Land	80,507	80,507
Building and improvements	132,663	132,663
Office equipment	68,046	66,443
Vehicles	46,780	46,780
Total	327,996	326,393
Less: Accumulated depreciation	186,176	178,412
Net fixed assets	141,820	147,981
Total assets	$ 417,503	$ 391,884

LIABILITIES AND MEMBERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Employee payroll withholdings and taxes payable	$ 2,209	$ 2,546
Accrued expenses	14,629	13,353
Payable to brokers and dealers - margin	-	45,162
Current portion of long-term debt - Note 8	6,369	4,055
Total current liabilities	23,207	65,116
LONG-TERM LIABILITIES		
Note Payable - Note 8	12,243	18,769
Total liabilities	35,450	83,885
MEMBERS' EQUITY	382,053	307,999
Total liabilities and members' equity	$ 417,503	$ 391,884

See Auditors' Report and accompanying Notes to Financial Statements
GROGAN & STUFFLEBEAM CPA's LLP.   4.

MARY W. GROGAN, CPA
RICHARD A. STUFFLEBEAM, CPA

EDWARD MONDORE, CPA
PATRICK MARTIN, CPA
RUTH R. WARREN, CPA
CHARLES JESEO

GROGAN & STUFFLEBEAM, LLP
CERTIFIED PUBLIC ACCOUNTANTS
678 TROY-SCHENECTADY ROAD
LATHAM, NEW YORK 12110

TELEPHONE (518)785-5050
FAX   (518)785-5051

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
Reid and Associates, LLC.
Albany, New York

In planning and performing our audit of the financial statements of Reid and Associates, LLC., for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Reid and Associates, LLC., that we consider relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

Reid and Associates, LLC., is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Reid and Associates, LLC.'s, practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the New York State Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Grogan & Stufflebeam CPAs, LLP

January 23, 2004